May 5, 2005

Via U.S. Mail and Fax
Mr. William Shaw
Chairman of the Board, President, and CEO
Volt Information Sciences, Inc.
560 Lexington Avenue
New York, NY 10022

      Re:	Volt Information Sciences, Inc.
      	Form 10-Q for the quarter ended January 30, 2005
      	Filed March 11, 2005

Dear Mr. Shaw:

	We have reviewed the above referenced filing and have the following comments. We have limited our review to only the issues addressed below and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange
Act of 1934. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-Q for the quarter ended January 30, 2005

Item 4. Controls and Procedures, page 43
1. Amend your Form 10-Q to provide the additional information contained in your response to prior comment 1 relating to your remediation actions. Also describe the nature of the "additional controls" over revenue recognition in the Uruguayan operation and the financial statement close process that the company began to
implement
during the first fiscal quarter. Furthermore, ensure that your revisions include a specific timeframe for the various remediation initiatives, identifying those that you have already commenced or completed and when you anticipate implementing the remaining initiatives. Your revisions should demonstrate the remediation actions the company has taken that allowed management to reach a conclusion that the company`s disclosure controls and procedures were effective as of January 30, 2005.
2. We reference your response to prior comment 2.  Please revise your
Form 10-Q to include the statement from the response that Volt Information`s Chief Financial Officer and Principal Accounting Officer "initiated discussions with the financial staff in Montevideo," and that this review "led to the determination by the [Principal Accounting Officer] that revenue had been recognized improperly in this operation since at least 1998...."  Also revise to
specify the date on which the material weakness in your numerous adjusting journal entries first arose and identify who discovered that material weakness.
3. Revise to provide a more detailed discussion of the nature of the deficiencies in the company`s financial statement close process, as requested in prior comment 3. Clarify whether management believes those deficiencies and the resulting material weakness still exist as of January 30, 2005.

*	*	*	*

      As appropriate, please respond to our comments within 10 business days, or tell us when you will provide us with a response.
Please furnish a cover letter on EDGAR that keys your responses to our comments and provides us with any requested supplemental information. Detailed cover letters greatly facilitate our review.
Understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

   Please contact Derek Swanson, Staff Attorney, at (202) 551-
3366,
or me at (202) 551-3833 with any questions.

							Sincerely,


							\s\ Michele Anderson
							Legal Branch Chief



cc:	Michael J. Shef
	Troutman Sanders LLP
	Via Facsimile: (212) 704-6288
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Volt Information Sciences, Inc.
Mr. William Shaw
July 29, 2005
Page 1 of 3


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE